EXHIBIT 99.1

ROSETTA GENOMICS LTD.

10 Plaut St., Rabin Science Park

Rehovot, 76706

Israel

Phone number +972-73-222-0700

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On May 14, 2012

Notice is hereby given that an Extraordinary General Meeting (the “Extraordinary Meeting”) of the Shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli Company, will be held at the offices of the Company at 10 Plaut St., Rehovot, Israel on May 14, 2012 at 17:00 (Israel time) for the following purposes:

1.	To approve the consolidation of the Company’s Ordinary Shares into a smaller number of shares with a greater nominal (par) value per share and the corresponding amendment to the Company’s articles of association (the "Articles"), all as described in the accompanying proxy statement; and

2.	To approve an increase of the Company’s registered (authorized) share capital and the corresponding amendment to the Articles, all as described in the accompanying proxy statement.

Shareholders of record at the close of trading on April 20, 2012, are entitled to notice of, and to vote at, the Extraordinary Meeting. All shareholders are cordially invited to attend the Extraordinary Meeting in person. Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Extraordinary Meeting. If within half an hour from the time scheduled for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting shall be adjourned to May 21, 2012 at the same time and place. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Shareholders who do not expect to attend the Extraordinary Meeting in person are requested to mark, date and sign the enclosed proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Joint holders of shares should take note that, pursuant to Article 32 of the Articles, the vote of the senior holder who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order of registration of the joint holders in the Company’s shareholder register. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company, LLC located at 6201 15th Ave, Brooklyn, NY 11219, not less than two (2) hours before the time fixed for the Extraordinary Meeting unless such requirement is waived by the chairman of the Extraordinary Meeting. Shareholders who attend the Extraordinary Meeting and provide the required information may revoke their proxies and vote their shares in person.

By order of the Board of Directors,

/s/ Brian A. Markison
Brian A. Markison
Chairman of the Board
April 23, 2012

April 23, 2012

PROXY STATEMENT

ROSETTA GENOMICS LTD.

10 Plaut St., Rabin Science Park

Rehovot, 76706

Israel

Phone number +972-73-222-0700

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On May 14, 2012

The enclosed proxy is being solicited by the board of directors of Rosetta Genomics Ltd. (the “Board” and the “Company”, respectively) for use at our Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the offices of the Company at 10 Plaut St., Rehovot, Israel on May 14, 2012 at 17:00 (Israel time), or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Extraordinary Meeting has been established as of the close of trading on April 20, 2012.

As of April 20, 2012, we had outstanding 18,625,530 of our Ordinary Shares, nominal value New Israeli Shekels (“NIS”) 0.04 (the “Ordinary Shares”), each of which is entitled to one vote upon each of the matters to be presented at the Extraordinary Meeting.

We expect to solicit proxies by mail and to mail this proxy statement to shareholders on or about April 23, 2012. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. As of April 23, 2012, these proxy materials have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a Report on a Form 6-K and are available on the Company’s website www.rosettagenomics.com. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company, LLC located at 6201 15th Ave, Brooklyn, NY 11219, not less than two (2) hours before the time fixed for the Extraordinary Meeting unless such requirement is waived by the chairman of the Extraordinary Meeting.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to each proposal set forth in the accompanying Notice of Extraordinary Meeting of Shareholders (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy. We are not aware of any other matters to be presented at the Extraordinary Meeting. If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Shares represented by executed and unrevoked proxies will be voted.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Extraordinary Meeting or requesting the return of the proxy at the Extraordinary Meeting; or (iii) executing and delivering to us a later-dated proxy.

Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Extraordinary Meeting. If within half an hour from the time scheduled for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting shall be adjourned to May 21, 2012 at the same time and place, without it being necessary to notify the shareholders. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum. Shares subject to broker non-votes and abstentions are counted for purposes of determining whether a quorum is present but will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as with regard to any applicable matter broker non-votes and abstentions are not counted as being present or as having been voted.

All proposals to be presented at the Extraordinary Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the proposal. The Company is not currently aware of any controlling shareholders as such term is defined for purposes of the Israel Companies Law 5759, 1999 (the “Companies Law”).

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PROPOSAL ONE –INCREASE AND CONSOLIDATION OF SHARE CAPITAL

Background

The Company’s Ordinary Shares are quoted on the NASDAQ Capital Market under the symbol “ROSG.” On November 29, 2011, the Company received notice from the Listing Qualifications Staff of the NASDAQ Stock Market indicating that the bid price of the Company’s Ordinary Shares had closed below the minimum $1.00 per share threshold set forth in NASDAQ Listing Rule 5550(a)(2) for the prior 30 consecutive business days and, in accordance with the NASDAQ Listing Rules, NASDAQ had granted the Company a 180-calendar day period, through May 29, 2012, to regain compliance with that requirement. The Company may achieve compliance with NASDAQ’s bid price requirement by evidencing a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days on or before May 29, 2012. In addition, if the Company does not achieve compliance on or before May 29, 2012, should the Company meet the continued listing requirement for market value of publicly held shares ($1 million) and all other initial listing standards for the NASDAQ Capital Market (except for the bid price requirement) as of May 29, 2012, the Company will be entitled to a second 180-calendar day period, through November 25, 2012, to regain compliance with the minimum bid price requirement. The Company is currently not in compliance with the other initial listing standards for the NASDAQ Capital Market.

If the Company fails to regain compliance and its Ordinary Shares are delisted, trading in the Ordinary Shares would be expected to be conducted on the OTC Bulletin Board (“OTCBB”) as long as the Company continues to file reports required by the SEC. The OTCBB is generally considered to be a less efficient market than the NASDAQ Capital Market, and the stock price, as well as the liquidity of the Ordinary Shares, could be adversely affected as a result. Delisting would also negatively impact the Company’s ability to secure additional financing. In addition, according to the terms of the 10% Senior Secured Convertible Debenture issued by the Company on January 26, 2012, if the Company’s ordinary shares are suspended from trading on, or delisted from NASDAQ for in excess of ten (10) trading days, the holder of such debenture can require that the Company redeem the principal amount of the debenture which has not been converted after giving 90 days notice. Accordingly, it is proposed to amend the Company’s Articles and to consolidate the Company’s share capital whereby every fifteen (15) Ordinary Shares with a nominal (par) value of NIS 0.04 each will be consolidated into one (1) ordinary share with a nominal (par) value of NIS 0.6 NIS each. This consolidation will have the same practical effect for these purposes as a reverse split in the ratio of 1:15.

Accordingly, the Board is recommending to shareholders to amend the Company’s Articles by consolidating the 30,000,000 Ordinary Shares in the Company's authorized share capital into 2,000,000 ordinary shares with a nominal (par) value of NIS 0.6 each, by consolidating every fifteen (15) registered (authorized) ordinary shares of the Company with a nominal (par) value NIS 0.04 each into one (1) ordinary share with a nominal (par) value of NIS 0.6 each (such action, the “Reverse Split”).

Following the Reverse Split, the registered (authorized) share capital of the Company will be NIS 1,200,000 divided into 2,000,000 ordinary shares with a nominal (par) value of NIS 0.6 each and Article 4(a) of the Articles will be amended to reflect this.

The Board has resolved in its meeting held on April 19, 2012 that subject to shareholder approval of the Reverse Split, pursuant to the terms of Article 7(b) of the Articles, and in order to preclude or remove fractional share holdings following the Reverse Split, to round up any fractional share holdings to the nearest share number.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTIONS BE ADOPTED AT THE EXTRAORDINARY MEETING:

“RESOLVED,

(1)	To consolidate the registered (authorized) share capital of the Company of NIS 1,200,000 divided into 30,000,000 Ordinary Shares with a nominal (par) value of NIS 0.04 each into 2,000,000 ordinary shares with a nominal (par) value of NIS 0.6 each by consolidating every fifteen (15) Ordinary Shares with a nominal (par) value of NIS 0.04 each into one (1) Ordinary Share with a nominal (par) value of NIS 0.6 each. As a result, the registered (authorized) share capital of the Company following such consolidation shall be of NIS 1,200,000, divided into 2,000,000 Ordinary Shares with a nominal (par) value of NIS 0.6 each.”

(2)	That Article 4(a) of the Company’s Articles of Association be deleted and replaced in its entirely with the following new Article 4(a):

The registered (authorized) share capital of the Company is one million two hundred thousand New Israeli Shekels (NIS 1,200,000) divided into two million (2,000,000) Ordinary Shares, par value NIS 0.6 per share.”

An affirmative vote of a majority of the shares represented and voting at the Extraordinary Meeting in person or by proxy is required for the approval of such resolutions.

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Board Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE PROPOSED RESOLUTIONS.

PROPOSAL TWO — INCREASE OF SHARE CAPITAL

Background

As of April 20 2012, (prior to the Reverse Split proposed to be approved by the shareholders under Proposal One above) the registered (authorized) share capital of the Company was NIS 1,200,000 divided into 30,000,000 Ordinary Shares, nominal (par) value NIS 0.04 each, and the Company’s outstanding share capital was 18,625,530 Ordinary Shares (including 48,483 Ordinary Shares held as treasury shares under Israeli law).

Assuming approval of the Reverse Split under Proposal One, by the shareholders at the Extraordinary Meeting, the registered (authorized) share capital of the Company will be NIS 1,200,000 divided into 2,000,000 ordinary shares, par value NIS 0.6 each, and the Company’s outstanding share capital will be approximately 1,241,702 ordinary shares (not including approximately 3,233 ordinary shares held as treasury shares under Israeli law). In addition, assuming approval of the Reverse Split under Proposal One above, the Company will have outstanding approximately 308,247 warrants exercisable into approximately 308,247 ordinary shares, nominal (par) value NIS 0.6 each (including warrants exercisable into 13,500 ordinary shares which may not be exercised prior to the date that the Company has enough authorized and unreserved ordinary shares available to cover the issuance of such shares, after reserving any ordinary shares issuable upon the exercise of options, warrants, convertible debt and other convertible securities and shares reserved for issuance under the Company’s stock plans as of the date of the issuance hereof), a convertible debenture for which 423,730 ordinary shares are reserved, nominal (par) value NIS 0.6 each and options to purchase approximately 38,127 ordinary shares that have been awarded under the Company’s incentive plans (including options to purchase 23,334 ordinary shares, the holder of which undertook not to exercise such options until notified by the Company that the Company’s share capital has been increased) and an additional 10,796 ordinary shares will be available for future grants under such plans. In order to provide the Company with flexibility in raising capital in the future to fund its ongoing activities and to have enough authorized and unreserved ordinary shares available to cover the issuance of shares issuable upon conversion or exercise of all the outstanding warrants, options and convertible debt, it is proposed to increase the Company’s registered (authorized) share capital by NIS 10,800,000 divided, assuming Proposal One is approved, into 18,000,000 ordinary shares, nominal (par) value NIS 0.6 each (the “Capital Increase”). As a result, following such increase, the registered (authorized) share capital of the Company will be NIS 12,000,000 divided into 20,000,000 ordinary shares, nominal (par) value NIS 0.6 each.

Accordingly, the Board is recommending to shareholders to approve the Capital Increase and to amend the Articles to reflect such Capital Increase.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTIONS BE ADOPTED AT THE ANNUAL MEETING:

“RESOLVED,

(1)	That the registered (authorized) share capital of the Company be, and it hereby is, increased by NIS 10,800,000, so that following such increase, and assuming that Proposal 1 in the Company’s proxy statement for its Extraordinary General Meeting of Shareholders is approved, the registered (authorized) share capital of the Company will be NIS 12,000,000 divided into 20,000,000 ordinary shares, nominal (par) value NIS 0.6 each.

(2)	That Article 4(a) of the Company’s Articles of Association shall be deleted and replaced in its entirety with the following new Article 4(a):

The registered (authorized) share capital of the Company is twelve million New Israeli Shekels (NIS 12,000,000) divided into twenty million (20,000,000) Ordinary Shares, nominal (par) value NIS 0.6 per share.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

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THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE PROPOSED RESOLUTIONS.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors – SEC Filing” section of our website at www.rosettagenomics.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The filing of the Notice of Meeting and this proxy statement as an exhibit to a Report on Form 6-K with the SEC should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

OTHER MATTERS

As of the date of this proxy statement, no shareholder had advised us of the intent to present any other matters, and we are not aware of any other matters to be presented, at the Extraordinary Meeting. Accordingly, the only items of business that our Board intends to present at the Extraordinary Meeting are set forth in this proxy statement.

If any other matter or matters are properly brought before the meeting, the persons named as proxy holders will use their discretion to vote on the matters in accordance with their best judgment as they deem advisable.

By order of the Board of Directors,

/s/ Brian A. Markison
Brian A. Markison
Chairman of the Board

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